UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SignalRank Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7 St. Paul Street, Suite 820, Baltimore, Maryland 21202

Telephone Number (including area code):	(650) 704-2674

Name and address of agent for service of process:	Matt Melkonian, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202

Copies to:	Jeff Hartlin, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, CA 94304

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Palo Alto and State of California on the 20th day of October, 2026.

SignalRank Corp.

By:	/s/ Keith Teare
Name:	Keith Teare
Title:	President and Chief Executive Officer

Attest:	/s/ Jeff Hartlin
Name:	Jeff Hartlin
Title:	Legal Counsel